

09055479

SEC\ _____ISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53386

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING __01/01/08__ AND ENDING __12/31/08__
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MSF Securities, Inc.

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Two Park Square, Ste 611, 6565 Americas Parkway NE
(No. and Street)

Albuquerque	New Mexico	87110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John J. Oestreicher   505-830-2235
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillippi Wright & Co., LLC
(Name – if individual, state last, first, middle name)

8220 San Pedro NE, Ste 400, Albuquerque, NM 87113

(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, __John J. Oestreicher_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __MSF Securities, Inc._____, as of __December 31_____, 20 __08__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
RUTH E. NOLEN-DUNIGANS
NOTARY PUBLIC STATE OF NEW MEXICO
My commission expires: 26 Jan 2012

_____
Signature

President
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

MSF SECURITIES, INC.

TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT

Board of Directors
MSF Securities, Inc.

We have audited the accompanying statement of financial condition of MSF Securities, Inc. (the Company) as of December 31, 2008, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MSF Securities, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule of computation of net capital is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PHILLIPPI WRIGHT & CO. LLC

February 9, 2009

1

INDEPENDENT AUDITORS' REPORT OF INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5

Board of Directors
MSF Securities, Inc.

In planning and performing our audit of the financial statements of MSF Securities, Inc. (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the efectiveness of the Company's internal control. Accordingly, we do not express an opinion on the efectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

2

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PHILLIPPI WRIGHT & CO. LLC

February 9, 2009

MSF SECURITIES, INC.
Statement of Financial Condition

December 31, 2008

Assets

Current Assets:

Cash and cash equivalents	$	30,727
Accounts receivable		7,908
Prepaid expenses		1,681
		40,316

Property and Equipment:

Office furniture and equipment, net of depreciation of $2,279		486

Total Assets $ 40,802

Liabilities and Stockholder's Equity

Current Liabilities:

Accrued liabilities	$	634

Stockholder's Equity:

Common Stock, no par value:
Authorized - 100,000 shares

Issued and outstanding - 1,000 shares	5,000
Additional paid-in capital	13,397
Retained earnings	21,771
	40,168

Total Liabilities and Stockholder's Equity $ 40,802

The Accompanying Notes Are An Integral Part of These Financial Statements

4

MSF SECURITIES, INC.
Statement of Income

Year Ended December 31, 2008

Sales commissions	$	160,369
Operating expenses:		
Contract service		15,196
Donations		1,300
Depreciation		553
Director's fees		2,000
Dues and permits		2,042
Insurance		492
Office expense		138
Professional fees		6,392
Rent		12,000
Sales tax		10,510
Total operating expense		50,623
Operating income		109,746
Other income:		
Interest income		421
Total other income		421
Net Income	$	110,167

The Accompanying Notes Are An Integral Part of These Financial Statements

MSF SECURITIES, INC.
Statement of Changes in Stockholder's Equity

Year Ended December 31, 2008

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at January 01, 2008	$ 5,000	$ 13,397	$ 32,661	$ 51,058
Distributions	-	-	(121,057)	(121,057)
Net income for the year ended December 31, 2008	-	-	110,167	110,167
Balance at December 31, 2008	$ 5,000	$ 13,397	$ 21,771	$ 40,168

The Accompanying Notes Are An Integral Part of These Financial Statements

MSF SECURITIES, INC.
Statement of Cash Flows

Year Ended December 31, 2008

Increase (Decrease) in Cash and Cash Equivalents

Cash flows from operating activities:

Cash received from customers	$	164,683
Cash paid to suppliers		(50,789)
Interest received		421
Net cash provided (used) by operating activities		114,315

Cash flows from financing activities:

Distributions to stockholder		(121,057)
Net cash provided (used) by financing activities		(121,057)

Net Increase (Decrease) in Cash and Cash Equivalents		(6,742)
Cash and cash equivalents, beginning of year		37,469
Cash and cash equivalents, end of year	$	30,727

The Accompanying Notes Are An Integral Part of These Financial Statements

7

MSF SECURITIES, INC.
Statement of Cash Flows

Year Ended December 31, 2008

Reconciliation of Net Income to Net Cash
 Provided (Used) by Operating Activities

Net income	$	110,167
Adjustments to reconcile net income to net		
net cash provided (used) by operating activities		
Depreciation		553
Change in assets and liabilities		
(Increase) decrease in accounts receivable		4,314
(Increase) decrease in prepaid expenses		(398)
Increase (decrease) in accrued liabilities		(321)
Total adjustments		4,148
Net Cash Provided (Used) by Operating Activities	$	114,315

The Accompanying Notes Are An Integral Part of These Financial Statements

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is a New Mexico "S" Corporation that is a wholly-owned subsidiary of Market Space Financial, Inc. (Parent) with all of it's customers located in New Mexico.

Use of Estimates

Management uses estimates and assumptions, such as amortization and depreciation, in preparing financial statements. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results may differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments to be cash equivalents. In the normal course of business, the Company may maintain cash held at financial institutions in excess of the insured limit.

Accounts Receivable

The Company considers accounts receivable to be fully collectible. Accordingly, no allowance for doubtful accounts is required.

Property and Equipment

Property and equipment is recorded at cost. Depreciation is provided for using the straight-line method in amounts sufficient to relate the cost of depreciable assets to operations over their estimated useful lives, generally 5 years for office furniture and fixtures.

Sales Commissions

The Company transacts all of it's securities business through a member of a national securities exchange that acts as an agent for the Company. The commissions earned by the Company are as provided in the prospectus or in the schedule of concessions issued by the agent.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

S Corporation-Income Tax Status

The Company, with the consent of its stockholder, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

NOTE B - RELATED PARTY TRANSACTIONS

The Company entered into an agreement with the parent company to utilize common office space, office equipment and personnel. In addition the Company's president, a stockholder of the parent, provides consulting services to the Company. The following transactions were recorded with the parent and president of the Company:

Rent	$ 12,000
Director's fees	$ 2,000

NOTE C - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and maintain net capital of not less than $5,000. At December 31, 2008, the Company had net capital of $30,093 which was $25,093 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.02 to 1.

MSF SECURITIES, INC.
Schedule of Computation of Net Capital

December 31, 2008

Total stockholder's equity	$	40,168
Deductions/charges:		
Nonallowable assets:		
Accounts receivable		7,908
Prepaid expenses		1,681
Property and equipment		486
Total deductions		10,075
Net Capital		30,093
Minimum net capital required		5,000
Excess net capital	$	25,093
Aggregate Indebtedness	$	634
Ratio of aggregate indebtedness to net capital		0.02 to 1

Reconciliation with company's computation included in Part II of Form X-17A-5 as of December 31, 2008

Net capital, as reported in company's Part II (unaudited) FOCUS report	$	27,937
Rounding difference		3
Differences in nonallowable assets		(1,738)
Audit adjustments to record additional sales		1,558
Audit adjustments to record a reduction in expenses		2,333
Net Capital per above	$	30,093

MSF SECURITIES, INC.

FINANCIAL STATEMENTS

Year Ended December 31, 2008